Filed by Mellon Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Mellon Financial Corporation (Commission File No. 1-7410)

The Bank of New York Company, Inc. (Commission File No. 1-06152)

The information presented below may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31 st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s 2006 annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

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The following is a transcript of Bob Kelly’s webcast transmitted to Mellon Financial Corporation’s employees on January 18, 2007 regarding fourth quarter earnings.

Hi, I’m Bob Kelly.

By now, you’ve probably heard about the earnings results we announced earlier this week. I wanted to take a few moments to share with you my thoughts on our performance.

I’m very happy to report that we had a fantastic fourth quarter – our fourth consecutive one with double-digit growth in revenue and earnings per share. We continued to accelerate the momentum we gained throughout 2006, which has been a truly great year for Mellon.

In the fourth quarter, our revenue was up an amazing 26 percent year over year, led by our asset management businesses. Income from continuing operations was almost $300 million, or 72 cents per share. This was a 50 percent increase compared to the fourth quarter of last year, which is an impressive rise.

I’m also really pleased with our total shareholder return of 26 percent – meaning stock price increases plus dividends – that nicely outperformed the S&P 500 return of 16 percent.

Our results continue to be characterized by strong new business momentum, particularly in asset management and asset servicing. Both our assets under management and assets under custody reached record levels in the fourth quarter, growing 27 percent and 15 percent respectively.

Mellon Asset Management was a major driver of our growth, with a record level of performance fees.

Asset Servicing also enjoyed a strong quarter and a strong year, with more than $500 billion in new wins in 2006.

Operating expenses increased 32 percent versus the fourth quarter of 2005. But when you strip away items related to our proposed merger and actions to strengthen our core activities, we achieved a little positive operating leverage – for the second consecutive quarter. We need your help to keep doing that.

You should be very proud of your hard work throughout 2006. Our performance continues to reflect the quality of our people and the strength of our businesses.

And thanks to your continuing efforts, Mellon has already gotten off to a strong start in 2007. In the first few weeks of the new year, we’ve announced some great news, including several new business wins and top ratings in Global Custodian magazine’s 2006 Global Custody Survey.

I’m confident that the rest of the year is going to be even more exciting as we work toward our planned merger with The Bank of New York, expected to close in the third quarter.

While a core integration team focuses on planning for the merger of our two companies, it is business as usual for the rest of us. Let’s stay focused on our customers and help Mellon maintain the best customer service in the world.

I could not be more excited as we start 2007. We are carrying substantial momentum into the new year. And our planned merger with The Bank of New York will create a global financial services growth company that will benefit our employees, our clients and our shareholders for years to come.

Thank you for your continued support.

© 2007 Mellon Financial Corporation